Exhibit 99.2

Consent of Independent Auditors

We consent to the incorporation by reference in Greenbrook TMS Inc.’s registration statements on Form F-3 (File No. 333-264067) and Form S-8 (File Nos. 333-254880 and 333-257680) of our report dated November 23, 2022, with respect to the consolidated financial statements of Check Five LLC D/B/A Success TMS for the year ended December 31, 2021, appearing in Greenbrook TMS Inc.’s Business Acquisition Report dated November 23, 2022.

/s/ Urish Popeck & Co., LLC

Pittsburgh, Pennsylvania

November 23, 2022